FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Notification dated May 3, 2006 regarding the possible acquisition of Abbey National plc’s life insurance businesses.

Item 1

OTHER NOTIFICATIONS

Statement regarding the possible acquisition of Abbey National plc’s life insurance businesses.

Santander notes recent speculation and confirms that Abbey National plc “Abbey” is in discussions with Resolution plc about the acquisition by Resolution plc of Abbey’s UK and offshore life businesses.

Discussions are at an early stage and may or may not lead to a transaction. A further statement will be made when appropriate.

Boadilla del Monte (Madrid), 3rd May 2006

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	May 4, 2006	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President